Filed pursuant to Rule 433

Registration Statement No. 333-180300-03 October 31, 2013

Investor Solutions

The Evolution of Alternative Beta: Using Index-Based Investment Strategies

October 31, 2013

This presentation may not be altered except by Credit Suisse. Past performance is no guarantee or indicator of future results. Please see “Selected Risk Considerations” for important disclosures regarding the data and information contained and the views and opinions expressed in this material.

-40,000

Uncertainty in the Current Environment

§ Recent outflows from bond mutual funds

§ Less inflows into equity funds over the last few -60,000§ Investors are looking for alternatives to diversify risk and generate returns

§ However, non-traditional investment strategies have previously been difficult to access

Monthly Mutual Fund Flows 1/31/2007 -80,000

1/1/2007 5/1/2007

Source: Investment Company Institute.

October 31, 2013 2

Index-Based Alternatives: A Potential Solution

§ Index-based alternatives seek to deliver non-traditional risk/return characteristics using liquid and often exchange traded instruments

§ One type is a mechanical strategy – systematic trading strategy

Designed to access a specific market risk

For example:

• Merger Arbitrage: Buy the target company, short the acquiring company

• Managed Futures: Buy when short term moving averages exceed long term, sell when long term moving averages exceed short term

• Because mechanical strategies are systematic, they can be used to define an index methodology

October 31, 2013 3

Case Study: Merger Arbitrage Strategy

§ Seeks to profit by investing in merger deals§ Gains realized when deals are completed§ Losses incurred when deals break

§ Deals tend to be isolated from market movement post-announcement

1

New deal announced

2 Apply liquidity / arbitrage constraints

4 3 4

     Cash What type Stock Buy the target Buy the target of deal? Short the acquirer

5 Hold until completion/termination –gains realized or lost

October 31, 2013 4

Stock $45

Case Study: Merger Arbitrage Stock Deal

Schlumberger’s Valueacquisition of Smith Internationa~~l~~ $40

     Short 0.6966 shares of Schlumberger Fair for $61.42 for a fair value of $42.79

$0.0

$35 Deal Terms

     Payment Type: Stock $0.5 Deal Type: Company Takeover

Percent Owned: 0%

Buy 1 share of Smith

Percent Sought: 100%

International for

Nature of Bid: Friendly

$41.22 $ .0

$30 Currency: USD

Announced Value: 12,342M

Stock Terms (per share): 0.6966

Deal Merger arbitrage $ seeks to .5 capture the spread, in this case reflecting a potential 3.80% return or 7.90% annualized return

$2.0

$2.5

Deal announced Index enters position Deal completed February 22, 2010 March 1, 2010 August 27, 2010

Source: Bloomberg and Credit Suisse

October 31, 2013 5

Credit Suisse Merger Arbitrage Liquid Index (Net) Live Performance

The Index is designed to provide exposure to a merger arbitrage investment strategy as represented by long and short positions in announced deals within the United States, Canada and Western Europe.

Cumulative Performance[1]

Based on actual performance from Jun 2010 - Sep 2013



12%
10%
8%
6%
4%
2%
0%
Jun-10
Sep-10
Dec-10
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12
Jun-12
Sep-12
Dec-12
Mar-13
Jun-13
Sep-13
Credit Suisse Merger Arbitrage Liquid Index (Net)

Return Statistics[1]

Based on actual performance from Jun 2010 - Sep 2013

	Credit Suisse Merger Arbitrage Liquid Index (Net)
Annualized Return	3.01%
1 Month	1.01%
1 Year rolling	7.11%
YTD	6.60%
Annualized Volatility	4.03%
Sharpe Ratio	0.73

Corr. to S&P 500 Index	0.66
Corr. to Barclays US Aggregate Bond Index	-0.17

[1]The above graph and chart set forth the historical performance and return statistics of the Index from June 30, 2010 through September 30, 2013. The index rules were revised on September 1, 2010 and therefore, the index performance and index levels prior to such date do not reflect the modification of the index rules that took place on that date. **Past performance is not a guarantee or indicator of future results.** Credit Suisse Merger Arbitrage Liquid Index (Net) includes 0.50% p.a. of index calculation fees. The above graph includes this index calculation fee but does not reflect any fees associated with any investment product.

Sources: Credit Suisse Asset Management LLC, Bloomberg. All data was obtained from publicly available information, internally developed data and other third party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

CREDIT SUISSE

October 31, 2013 6

Factor-Based Alternatives

§ Another type of index-based alternative is a factor-based strategy

Seeks to track a hedge fund index by identifying market exposures and other dynamic factors that drive average performance

§ A factor is a fundamental risk exposure

Sim ple Com plex Mechanical strategies

Large cap equities Currency carry Merger arbitrage

§ The aim of factor-based alternatives is to identify when and how much to allocate to individual factors

October 31, 2013 7

How to Identify Appropriate Factors

Example: Credit Suisse Long/Short Liquid Index (Net) (the “Index”)

§ The Index seeks to correlate to the historical performance of the Credit Suisse Long/Short Equity Hedge Fund Index

(the “Target Index”)

§ Many of the factors are traditional equity betas

— S&P 500: Represents Large Cap US Equities

— MSCI EM: Represents Emerging Market Equities

§ Also need non-traditional factors or “alternative betas”

§ For example, momentum:

— Use Russell 1000 components

— Buy the 200 with the best 12 month performance (high price momentum)

— Short the 200 with the worst 12 month performance (low price momentum)

— Rebalance monthly

§ Using both traditional and non-traditional factors seeks to achieve higher correlation to the Target Index

October 31, 2013 8

How Do We Identify Factor Exposures?

Use historical returns of the Target Index

Determine core factors driving Target Index performance

§ Common positions are the main drivers of Target Index performance§ Core investment themes do not change rapidly

Source: Credit Suisse.

October 31, 2013 9

0%

Sharpe Rat io

Credit Suisse Long/Short Liquid Inde

The Index seeks -5% correlate to the historical performance of the Credit Suisse Long/Short Equity Hedge Fund Index and is designed to provide exposure to a long/short 09 equity strategy as represented 10 by long and short positions 10 in various market measures. 11

- - Corr. o S&P 500 - Index Oct Apr t- Apr c Corr. Oo Barclays US Ag

Credit Suisse Long/S Credit Suisse Long/S

1The above graph and chart set forth the historical performance and return statistics of the Index from October 31, 2009 through September 30, 2013. The historical data for the Index does not account for the postponement of rebalancing dates due to market disruption events. Past performance is not a guarantee or indicator of future results. The Index includes 0.50% p.a. of index calculation fees. The above graph includes this index calculation fee but does not reflect any fees associated with any investment product.

Sources: Credit Suisse Asset Management LLC, Bloomberg. All data was obtained from publicly available information, internally developed data and other third party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

October 31, 2013 10

Investor Applications of Liquid Alternative Beta (“LAB”) Indices

Investors have used LAB Index-Linked Products to:

§ Seek to improve liquidity and manage exposure / risk§ Expedite allocation to alternatives§ Diversify exposure

October 31, 2013 11

ETN Platform and Summary

October 31, 2013 12

Our Platform

Ticker	Name	Underlying Index	Underlying Exposure[1]	Annual Investor Fee[2]	Inception Date	Primary Exchange
CSLS	Long/Short Equity Index ETN	Credit Suisse Long/Short Liquid Index (Net) [3]	Equity	0.45%	February 19, 2010	NYSE Arca
MLPN	MLP Index ETN	Cushing® 30 MLP Index	Equity	0.85%	April 13, 2010	NYSE Arca
CSMA	Merger Arbitrage Index ETN	Credit Suisse Merger Arbitrage Liquid Index (Net) [3]	Equity	0.55%	October 1, 2010	NYSE Arca
CSMB	Leveraged Merger Arbitrage Index ETN	Credit Suisse Merger Arbitrage Liquid Index (Net) [3] (Leveraged basis)	Equity	0.55%	March 7, 2011	NYSE Arca
CSMN	Market Neutral Equity ETN	HS Market Neutral Index Powered by HOLT™	Equity	1.05%	September 20, 2011	NYSE Arca
GLDI	Gold Shares Covered Call Index ETN	Credit Suisse NASDAQ Gold FLOWS™ 103 Index	Commodities	0.65%	January 28, 2013	NASDAQ
SLVO	Silver Shares Covered Call Index ETN	Credit Suisse NASDAQ Silver FLOWS™ 106 Index	Commodities	0.65%	April 16, 2013	NASDAQ
CSCB	Commodity Benchmark ETN	Credit Suisse Commodity Benchmark Index TR	Commodities	0.65%	June 11, 2013	NYSE Arca
CSCR	Commodity Rotation ETN	Credit Suisse Backwardation Index TR	Commodities	0.85%	June 11, 2013	NYSE Arca

[1]Neither the ETNs nor the underlying indices provide holders of the ETNs with any rights to the underlying index components.
[2] Does not include any fees or charges in connection with redemption at the option of the holder, leverage charge or borrow cost charges, as applicable. Please see the applicable pricing supplement for disclosure of fees relating to the particular ETNs.
[3]The underlying index includes a 0.50% p.a. index calculation fee.

See "Selected Risk Considerations" on the following pages.

CREDIT SUISSE

October 31, 2013 13

The ETNs offer scalable and transparent access to rules- based indices in the convenience of NYSE Arca-listed securities

Credit Suisse Long/Short Equity ETN	
ETN Ticker	CSLS
Indicative Value Ticker	CSLS.IV
Bloomberg Index Ticker	CSLABLN
CUSIP	22542D878
Primary Exchange[1]	NYSE Arca
ETN Annual Investor Fee*	0.45%
Index Fee	0.50%
ETN Inception Date	Feb 19, 2010
Underlying Index	Credit Suisse Long/Short Liquid Index (Net)

Credit Suisse Merger Arbitrage Index ETN	
ETN Ticker	CSMA
Indicative Value Ticker	CSMA.IV
Bloomberg Index Ticker	CSLABMN
CUSIP	22542D845
Primary Exchange[1]	NYSE Arca
ETN Annual Investor Fee*	0.55%
Index Fee	0.50%
ETN Inception Date	Oct 1, 2010
Underlying Index	Credit Suisse Merger Arbitrage Liquid Index (Net)

Credit Suisse Leveraged Merger Arbitrage Index ETN	
ETN Ticker	CSMB
Indicative Value Ticker	CSMB.IV
Bloomberg Index Ticker	CSLABMN
CUSIP	22542D753
Primary Exchange[1]	NYSE Arca
ETN Annual Investor Fee*	0.55%
Index Fee	0.50%
ETN Inception Date	Mar 11, 2011
Underlying Index	Credit Suisse Merger Arbitrage Liquid Index (Net)

* Because of daily compounding, the annualized investor fee may exceed the percentages set forth above.

[1] Credit Suisse has no obligation to maintain any listing on the NYSE Arca or any other exchange or to issue any additional ETNs and Credit Suisse may delist the ETNs at any time

CREDIT SUISSE

October 31, 2013 14

Various ways to invest in Merger Arbitrage and Long/Short Equity Strategies

Vehicle Exposure Potential Benefits Challenges*

Hedge Funds Stocks, bonds,ü Potential Manager Skill • Fees derivatives, etc.ü Potential alpha • Lack of transparency

• Not accessible to all investors

Fund of Funds Hedge Fundsü Manager diversification • Fees

ü Professional management of • Limited redemption opportunities hedge fund exposures

Mutual Funds Stocks, bonds,ü Access professional investment • Strategy risk derivatives, etc. management • Style driftü Generally offer daily liquidity and price transparency

Exchange Stocks, bonds,ü Exchange traded • Strategy risk Traded Funds derivatives, etc.ü Intraday liquidity and price • Tracking error transparencyü Generally lower cost versus active mutual funds

Exchange Indexü Exchange traded • Strategy risk Traded Notesü Potential intraday liquidity and • Credit Risk price transparencyü Generally lower cost versus active mutual funds

* The “Challenges” described herein are not intended as a complete description of all the investment considerations associated with these investment vehicles. Potential investors shall consult their accounting, tax, legal and regulatory advisors regarding such matters as they may apply to their particular circumstances.

October 31, 2013 15

CSMA, CSMB and CSLS ETN Redemption Process

     Holder causes broker to deliver a Redemption Notice to Credit Suisse a) Redemption Notice by the applicable deadline T-1: b) In blocks of required size Redemption c) Redemption Notice is as provided in the prospectus

Notice

     The Early Redemption Amount is Determined a) Early Redemption Amount: Closing Indicative Value of ETN minus Early Redemption Charge T: Early b) Early Redemption Charge: $0.03 per ETN

Redemption c) Subject to Market Disruption Events (which will postpone the valuation of a disrupted Value Date component and the determination of the Early Redemption Amount).

ETNs delivered in exchange for Early Redemption Amount* a) Holder causes custodian to deliver the trade as booked for settlement via DTC

T+3: Early b) If determination of Early Redemption Amount is postponed due to market disruption, the Redemption Early Redemption Date will be postponed by a corresponding amount.

Date

*Any payment on the ETNs is subject to Credit Suisse’s ability to pay its obligations as they become due.

October 31, 2013 16

Selected risk considerations: Risks related to the ETNs (1 of 2)

Strategy Risk

While the Credit Suisse Long/Short Liquid Index (Net) (The “Long/Short Index”) aims to replicate the performance of the Credit Suisse

Long/Short Equity Hedge Fund Index (“Target Index”) by tracking the performance of non-hedge fund, transparent market measures, the Target Index tracks a variety of investments many of which are not transparent.

The performance of the Long/Short Index may not correlate with the performance of the Target Index and there is no assurance that the strategy on which the Long/Short Index is based will be successful.

The performance of the Credit Suisse Merger Arbitrage Liquid Index (Net) (the “Merger Arbitrage Index”) may not be entirely representative of the performance of the merger arbitrage strategy and there is no assurance that the strategy on which the Merger Arbitrage Index is based will be successful.

The ETNs do not have a minimum redemption or repurchase amount and you may lose all or a significant portion of your investment in the ETNs – The ETNs do not have a minimum payment at maturity or daily repurchase value and are fully exposed to any decline in the indices (and in the case of CSMB, on a leveraged basis). Furthermore, the return at maturity or upon repurchase will be reduced by the fees and charges associated with the ETNs. Therefore, the level of the relevant index must increase by an amount sufficient to offset the applicable fees and charges.

No interest paym ents – You will not receive any periodic interest payments on the ETNs.

The ETNs are subject to the credit risk of Credit Suisse – Although the return on the ETNs will be based on the performance of the indices, the payment of any amount due on the ETNs, including any payment at maturity, upon early redemption or acceleration, is subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.

Your payment at maturity, upon early redemption or acceleration will be reduced by the fees and charges associated with the ETNs and the underlying index.

The ETNs are listed on NYSE Arca – We have listed the ETNs on NYSE Arca under the symbols “CSLS” (ETNs linked to the

Long/Short Index), “CSMA” (ETNs linked to the Merger Arbitrage Index) and “CSMB” (ETNs linked to the Merger Arbitrage Index on a leveraged basis). We expect that investors will purchase and sell the ETNs primarily in this secondary market. We have no obligation to maintain these listings on NYSE Arca or any listing on any other exchange or to issue any additional ETNs, and may delist the ETNs at any time.

October 31, 2013 17

Selected risk considerations: Risks related to the ETNs (2 of 2)

The indicative value is not the same as the closing price or any other trading price of the ETNs in the secondary market – The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists. The trading price of the ETNs at any time may vary significantly from the indicative value of such ETNs at such time. Before trading in the secondary market, you should compare the indicative value with the then-prevailing trading price of the ETNs.

We have the right to accelerate the ETNs in whole or in part at any tim e – We have the right to accelerate the ETNs in whole or in part at any time. The amount you may receive upon an acceleration by Credit Suisse may be less than the amount you would receive on your investment at maturity or if you had elected to have us repurchase your ETNs at a time of your choosing.

Investment and tax risk – The information contained in this presentation does not provide personal investment or tax advice. Potential investors should consult their accounting, tax, legal and regulatory advisors regarding such matters as they may apply to your particular circumstances.

The market value of the ETNs m ay be influenced by m any unpredictable factors.

An investment in the ETNs involves significant risks – An investment in the ETNs involves significant risks. The selected investment considerations herein are not intended as a complete description of all risks associated with the ETNs. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the

Securities and Exchange Commission, or SEC, for the offering of ETNs to which this communication relates. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

October 31, 2013 18

Executive Summary

Takeaways:

§ Index-based alternative strategies offer possible portfolio diversification opportunities

§ Index-based alternatives can be utilized as equity-replacements within a traditional core equity allocation

§ Considerations in using ETNs include credit and strategy risk

§ Benefits of ETNs include:

Potential intraday liquidity

Transparency

Generally lower cost vs. mutual funds

October 31, 2013 19

Q & A

For more information about the ETNs, please see www.credit-suisse.com/etn or call 212-538-7333

October 31, 2013 20

October 31, 2013 21